Exhibit 3.4

AMENDMENT NO. 1 TO THE BYLAWS OF

PARK DENTAL PARTNERS, INC.

Pursuant to a Written Action of the Board of Directors (the “Board”) of Park Dental Partners, Inc., a Minnesota corporation (the “Corporation”), and in accordance with the Corporation’s Third Amended and Restated Articles of Incorporation, duly adopted pursuant to filing with the Secretary of State of the State of Minnesota on December 4, 2024 (the “Restated Articles”), and the Corporation’s Bylaws, duly adopted as of August 1, 2023 (the “Bylaws”), this Amendment No. 1 (this “Amendment”) to the Bylaws of the Corporation, is made effective as of December 4, 2024 (the “Effective Date”).

WHEREAS, the Board desires to enter into this Amendment to confer upon DDS Advisor LLC, a South Dakota limited liability company, the right to appoint certain directors on the Board, from time to time, as described further herein.

WHEREAS, the Board has the authority to adopt this Amendment pursuant to Article V of the Restated Articles, and Section 8.15 of the Bylaws.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto amend the Bylaws as follows:

1.	Capitalized terms used but not defined in this Amendment are as defined in the Bylaws.

2.	A new Section 2.4 shall be added to the Bylaws as follows:

“Section 2.4.        Appointment of Certain Directors. Notwithstanding the foregoing provisions of this Article II, at each annual or special meeting of the shareholders at which an election of directors is held or pursuant to any written consent of the shareholders for that purpose (subject to Section 1.9), DDS Advisor LLC, a South Dakota limited liability company (“DDS Advisor”), and an affiliate of the Corporation, shall be exclusively entitled to appoint a number of directors, such that (i) the total number of directors appointed by DDS Advisor pursuant to this Section 2.4 shall at all times be a minimum of three (3) directors, and (ii) there shall at all times be a DDS Appointee (as that term is defined below) in each of the three (3) classes of directors designated as Class I, Class II, and Class III, pursuant to the Articles of Incorporation. In the event that the number of directors constituting the whole Board is increased to more than seven (7) directors, then the number of directors that DDS Advisor shall be exclusively entitled to appoint pursuant to this Section 2.4 shall also increase proportionately, such that for every two (2) newly-created directorships on the Board (over and above seven (7) directors), DDS Advisor shall be exclusively entitled to appoint one (1) of those two (2) newly-created directorships. A director appointed by DDS Advisor pursuant to this Section 2.4 shall be referred to as a “DDS Appointee.” A DDS Appointee may be removed with or without cause, only by DDS Advisor. Any vacancy occurring in the Board as a result of death, resignation, retirement, disqualification, or removal of a DDS Appointee, shall be filled by DDS Advisor.”

3.	For purposes of clarity and avoidance of doubt, as of the Effective Date, each of Peter Swenson (Board Chair and Class III Director), Dr. Alan Law (Class II Director), and Dr. Christopher Steele (Class I Director), shall be considered a DDS Appointee (as that term is defined above).

4.	Section 8.15 of the Bylaws shall be amended and restated in its entirety as follows:

“Section 8.15.      Amendments. The Board shall have the power to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the Board; provided, however, that amendments, alterations, or repeals of Section 2.4 shall require the affirmative vote of the shareholders holding at least 66-2/3% of the total voting power of all the then outstanding shares of common stock of the Corporation, voting together as a single class. The Bylaws also may be adopted, amended, altered or repealed by the shareholders. In addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Articles of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the shareholders to adopt, amend, alter or repeal the Bylaws; provided, however, that amendments, alterations, or repeals of Section 2.4 shall require the affirmative vote of the shareholders holding at least 66-2/3% of the total voting power of all the then outstanding shares of common stock of the Corporation, voting together as a single class.”

5.	Except as specifically modified herein, all other provisions of the Bylaws shall remain unmodified and in full force and effect and the Corporation and all shareholders of the Corporation shall be fully bound thereby.

6.	This Amendment may be executed in counterparts, each constituting a duplicate original, but all such counterparts constituting one and the same document.

7.	This Amendment shall be binding upon the parties hereto and their respective heirs, successors and assigns.

[Signature Page(s) to Follow.]

IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to the Bylaws effective as of the day and year first above written.

DIRECTORS:

Peter Swenson, Director

Dr. Christopher Steele, Director

Dr. Alan Law, Director

Dr. Todd Gerlach, Director

Dr. Anna Riester, Director